Exhibit 10.1

Colin Peters

Chief Human Resources Officer

February 24, 2025

Michael Harrington

Dear Michael,

We are pleased to extend to you an offer of employment within the Corporate Division of AlTi Global Inc. (“AlTi”) through its subsidiary, AlTi Global Holdings, LLC, (“the Company”) as a Chief Financial Officer in the Finance Department in the Company’s New York office. Your manager will be Kevin Moran. Your anticipated start date will be February 26, 2025.

Salary

Your annual base salary will be $400,000, payable in accordance with the company’s normal payroll practices.

Term

You will be employed for a two (2) year term, that is, through February 28, 2027, unless otherwise terminated earlier (the “Initial Term”). After the expiration of the Initial Term, if your employment continues, it shall be on an at-will basis unless you and the Company have mutually agreed in writing to other terms.

Compensation During the Initial Term (2025 and 2026)

For the financial years 2025 and 2026, you will receive a minimum guaranteed cash bonus of Four Hundred and Sixty-Seven Thousand Dollars ($467,000) each year, paid at such time, and subject to the restrictions, set forth in this letter agreement (respectively, the “2025 Guaranteed Cash Bonus” and the “2026 Guaranteed Cash Bonus”). Your 2025 Guaranteed Cash Bonus also acts as a make-whole payment for any compensation foregone from your previous employer (together with the equity award statement below) and will be paid to you on that date in 2026 on which annual discretionary cash bonuses for 2025 are granted to employees of the Company generally, but in all events will be paid to you no later than March 31, 2026. Your 2026 Guaranteed Cash Bonus will be paid to you on that date in 2027 on which annual discretionary cash bonuses for 2026 are granted to employees of the Company generally, but in all events will be paid to you no later than March 31, 2027.

In addition you will be granted two awards of $308,000 each for fiscal year 2025 and fiscal year 2026 in deferred equity per the ALTI GLOBAL, INC. 2023 Stock Incentive Plan (including any successor or similar plan), (the “Stock Plan”) and in accordance with the terms of the Stock Plan and an award certificate, as determined by the Company in its discretion and generally applicable to employees at your level (respectively, the “2025 Equity Award” and the “2026 Equity Award”). The 2025 Equity Award will be granted in or about March 2025. The 2026 Equity Award will be granted in or about March 2026. The amount of this deferral has been determined by the Company as is generally applicable to employees at your level, and this and any future deferred award shall be subject to such terms and conditions of vesting, delivery and settlement (including your continued employment), and all other terms and conditions of the Stock Plan and applicable award certificates.

Discretionary Compensation

For performance year 2027 and thereafter, you will be eligible for a discretionary bonus in line with our standard pay practices and in combination with the Stock Plan, as mentioned above.

The portion of any annual discretionary bonus payable in cash on a non-deferred basis that you receive for any year shall be subject to the Company’s standard policies and procedures, including, without limitation, policies relating to repayment obligations. Except as set forth herein, all annual discretionary bonuses (if any) for any year are solely within the discretion of the Company, and shall be subject to the Company’s standard policies and procedures. All payments of base salary and bonus shall be subject to withholdings and deductions. You shall be entitled to unlimited paid time off per year, which shall be provided in accordance with the terms of the Company’s paid time off policy. You shall be entitled to benefits on the same basis as those benefits are made available to other employees in comparable positions.

Housing Benefit

During the Initial Term, the Company shall provide you with reasonable housing so that you may work from the Company’s New York City offices five days per week. You and the Company shall either (i) agree upon an appropriate Company-provided corporate housing at no charge to you, or (ii) the Company will reimburse you up to $5,000 per month (or such other amount as mutually agreed by you and the Company in writing) for documented housing expenses, and the Company will provide you with an additional amount equal to the tax liability for such housing expenses, calculated based on the highest applicable federal, state, and local tax rates.

Travel Allowance

During the Initial Term, the Company shall reimburse you for the reasonable documented costs actually incurred for your weekly round trip travel from your home in Philadelphia, Pennsylvania and the Company’s New York City offices.

Benefits

You shall be entitled to an unlimited amount of paid time off per year, which shall be provided in accordance with the terms of the Company’s paid time off policy. You shall be entitled to benefits on the same basis as those benefits are made available to other employees in comparable positions.

Termination

If your employment is terminated without Cause before the completion of the Initial Term, provided you execute and do not revoke a release of claims in a form acceptable by the Company, you will be entitled to the following payments and benefits (“Severance”):

(i)	a lump-sum payment representing your base salary for the remainder of the Initial Term from the termination date, payable within sixty (60) days following the termination date, unless otherwise required to be delayed pursuant to Section 409A of the Internal Revenue Code of 1986;

(ii)	any unpaid 2025 Guaranteed Cash Bonus and/or 2026 Guaranteed Cash Bonus payable as and when those amounts would have been payable or awarded had the Initial Term not ended;

(iii)	any ungranted 2026 Equity Award, granted when that award would have been awarded had the Initial Term not ended; and

(iv)	subject to your timely election to continue your group health plan benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 and any applicable state or local equivalents (together, “COBRA”), the Company shall pay the same portion of premiums that it pays for active employees for the same level of group health plan benefits under those Company group health plans that are subject to continuation under COBRA as in effect on the termination date, for the remainder of the Initial Term from the termination date, unless you commence employment with any person or entity and thereby become eligible for health insurance benefits, in which case the Company’s obligations to pay toward COBRA continuation premiums shall cease. You shall be responsible for paying the remaining portion of the premiums for such coverage as if you remained employed. You shall promptly notify the Company if you accept employment where you are eligible for health insurance benefits during this period.

AlTi | Tiedemann Global Inc.	2

If your employment ends due to your resignation or for Cause before the completion of the Initial Term, you will only be eligible for base salary and any unreimbursed business expenses incurred through the termination date.

After the Initial Term, your employment with the Company will be on an at-will basis. This means that there is no guarantee of employment for any specific duration of time and that either you or the Company may terminate the employment relationship, with or without notice at any time.

For purposes of this offer letter, “Cause” means your (i) willful or deliberate failure to perform your duties required hereunder; (ii) material breach of a term of this letter agreement or attached Confidentiality, Assignment and Restrictive Covenants Agreement; (iii) breach of fiduciary duty, dishonesty, willful misconduct or fraud in connection with any aspect of your employment, including in respect of any representations made by you in this letter agreement, (iv) gross negligence in the performance of your duties required hereunder; (v) a violation of banking or securities industry laws, rules or regulations that constitutes a serious offense or that could or does result in a significant fine; (vi) indictment or the substantial equivalent for, conviction of or a plea of guilty or nolo contendere to (A) any felony or (B) a misdemeanor involving moral turpitude; (vii) engaging in willful conduct materially injurious to the business, reputation or goodwill of the Company or any of the Company Entities; or (viii) any material violation of policies, practices or standards of behavior of the Company or any of the Company Entities (including those set forth in any Employee Handbook, Compliance Manual, or Code of Ethics). Notwithstanding the foregoing, in respect of subsections (ii) and (viii), you shall have ten (10) business days following written notice from the Company to cure the circumstances giving rise to Cause, provided that in the good faith judgment of the Company, such circumstances are non-recurring and susceptible to cure.

Clawback Policy

You acknowledge that you may become subject to the AlTi Global, Inc. Clawback Policy, as amended from time to time (the "Clawback Policy"). You understand that if you are or become subject to the Clawback Policy, the Company and/or the Human Capital and Compensation Committee (the “Committee”) of the Board of Directors shall be entitled to recover all Erroneously Awarded Compensation (as defined in the Clawback Policy) from you pursuant to such means as the Company and/or the Committee may elect. You agree that you shall take all required action to enable such recovery. You understand that such recovery may be sought and occur after your employment or service with the Company terminates. You acknowledge and agree that you have received and have had an opportunity to review the Clawback Policy. You further acknowledge and agree that you shall be bound by the terms of any such Clawback Policy as if it were set forth in this letter.

General Terms

Your employment will also be subject to AlTi and Company policies, programs and practices which may be added or amended from time to time.

This letter contains the entire understanding between us on the subjects covered herein and supersedes all prior agreements, arrangements, and understandings whether written or oral. You acknowledge that you have not relied on any representations not contained in this letter. This letter may be amended by a writing signed by both of us. By signing below and accepting the terms of this offer letter, you agree that the company may assign this offer letter to any successor or assign. This letter shall be interpreted in accordance with the laws of the State of New York without regard to the conflicts of laws principles thereof.

As a result of your employment with the Company, you will be in possession of proprietary and confidential information relating to the business practices and financial information of the firm and its affiliated companies. You agree that you will not, at any time during the term of your employment, directly or indirectly use or disclose to any person, firm, corporation or other entity, such confidential information acquired by you during your employment unless authorized to do so by the Company.

AlTi | Tiedemann Global Inc.	3

You understand that Company employees are not permitted to make any unauthorized use of documents or other information in their employment with the Company which could properly be considered or construed to be confidential or proprietary information of another individual or company. Likewise, you acknowledge that Company employees may not bring with them any confidential or proprietary documents or other forms of tangible information onto the premises of the Company relating to their prior employer(s)’ business and you represent and warrant that you have not done so and will not do so. You also represent and warrant that you are not bound by any agreement or other existing or previous obligation or business relationship which conflicts with, or may conflict with, or which will or could prevent the full performance of your duties and obligations hereunder. You represent that acceptance of employment with the Company, or the performance of your job responsibilities will not cause you to be in breach of any employment or other agreement.

By signing this letter, you represent and warrant that by accepting this offer and performing services for the Company, you have not and will not breach or violate any contract or legal obligation that you may owe to any third party, including, without limitation, any restrictive covenant (such as an agreement not to compete or solicit), notice period, or other obligation that you may owe to any current or former employer that may restrict your ability to perform services for the Company. This includes you not bringing any confidential information of a former employer with you to the Company.

This offer of employment is contingent upon your successful completion of all facets of the Company’s pre-employment screening process, which may include, confirmation that you are legally able to work for the Company in the United States in the position offered to you, and a background investigation.

Please indicate your acceptance of the terms of our offer by signing the document via DocuSign. If you have any questions regarding this offer, please do not hesitate to call Colin Peters at 212.396.5952. We look forward to having you joining our team.

Sincerely,

/s/ Colin Peters

AGREED TO AND ACCEPTED:

Signature:	/s/ Michael W. Harrington	Date:	2/24/2025 | 2:09 PM PST
Michael W. Harrington

AlTi | Tiedemann Global Inc.	4